                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO. ___________)

                     ALLERGAN SPECIALTY THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   018494 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                DOUGLAS S. INGRAM
         SENIOR VICE PRESIDENT - GENERAL COUNSEL AND ASSISTANT SECRETARY
                                 ALLERGAN, INC.
                                2525 DUPONT DRIVE
                                IRVINE, CA 92612
                                 (714) 246-4500
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 APRIL 16, 2001
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 12 pages)

                         (Continued on following pages)
----------------------                                        ------------------
CUSIP NO.  018494 10 4                 13D                    Page 2 of 13 Pages
----------------------                                        ------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ALLERGAN, INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC, OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE
--------------------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                       -0-
                              --------------------------------------------------
                              8  SHARED VOTING POWER
         NUMBER
           OF                    3,272,690(1)
         SHARES               --------------------------------------------------
       BENEFICIALLY           9  SOLE DISPOSITIVE POWER
        OWNED BY
        REPORTING                     -0-
         PERSON               --------------------------------------------------
          WITH                10 SHARED DISPOSITIVE POWER

                                    3,272,690(1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,272,690
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%(1)(2)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON   CO

--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon 3,272,690 outstanding shares of the Issuer's Class A Common Stock, as of March 9, 2001. Includes any rights to acquire beneficial ownership of securities of the Issuer within 60 days of March 9, 2001.


                              (Page 2 of 12 pages)

ITEM 1.   SECURITY AND ISSUER

          (a) TITLE OF SECURITY:

               Class A Common Stock, $0.01 par value per share (the "Class A Common Stock").

          (b) NAME OF THE ISSUER:

               Allergan Specialty Therapeutics, Inc., a Delaware corporation.

          (c) THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

              2525 Dupont Drive
              Irvine, CA  92612

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c), (f) The name of the corporation filing this statement is Allergan Inc., a Delaware corporation ("Allergan" or the "Reporting Person"). The Reporting Person's principal business is providing eye care and specialty pharmaceutical products throughout the world. The address of the principal executive offices of the Reporting Person is 2525 Dupont Drive, Irvine, CA 92612. Set forth on SCHEDULE A to this
          Schedule 13D ("SCHEDULE A") is the name of each of the Reporting Person's directors and executive officers as of the date hereof, together with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted. To the Reporting Person's knowledge, each person listed on SCHEDULE A is a citizen of the United States, except for David E. I. Pyott and Anthony
          H. Wild, Ph.D., each of whom who is a citizen of the United Kingdom.

          (d)-(e) During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in SCHEDULE A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's knowledge, any person named on SCHEDULE A hereto is


                              (Page 3 of 12 pages)
          required to disclose legal proceedings pursuant to Items 2(d) or 2(e) of this Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On April 16, 2001 (the "Notice Date"), the Reporting Person delivered notice to the Issuer of the Reporting Person's exercise of its option pursuant to the Issuer's Restated Certificate of Incorporation (the "Restated Certificate") to purchase all of the 3,272,690 issued and outstanding shares of Class A Common Stock of the Issuer (the "Purchase Option") at an aggregate price of $71,017,373 (the "Purchase Price"), or $21.70 per share, which amount was calculated in accordance with the Restated Certificate. The closing of such purchase occurred on April 20, 2001 (the "Closing Date"). A copy of the Restated Certificate is filed herewith as EXHIBIT 1 and is incorporated herein by reference.

          The Reporting Person will pay the Purchase Price in cash. On or before the Closing Date, the Reporting Person will deposit the full amount of the Purchase Price with EquiServe Trust Company, N.A. (the "Payment Agent"). Funds deposited with the Payment Agent will be delivered in trust for the benefit of the holders of the Class A Common Stock, and the Reporting Person will provide the Payment Agent with irrevocable instructions to pay, on or after the Closing Date, the Purchase Price for the shares of Class A Common Stock to the holders of record thereof determined as of the Closing Date. The foregoing summary is qualified in its entirety by reference to the copy of the Restated Certificate filed as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

          Allergan will fund the purchase of all outstanding shares of Class A Common Stock from cash as reflected in its balance sheet.

          This Schedule 13D reflects the Reporting Person's beneficial ownership of 3,272,690 shares of Class A Common Stock as a result of the7 Reporting Person's exercise of its Purchase Option and the rights conferred upon the Reporting Person under the Restated Certificate. This Schedule 13D further reflects the beneficial ownership of Class A Common Stock of each of the Reporting Person's executive officers and directors as detailed in SCHEDULE B to this Schedule 13D ("SCHEDULE B"). To the Reporting Person's knowledge, each executive officer and director of the Reporting Person acquired his or her respective beneficial interest in the Issuer's Class A Common Stock in connection with the special distribution of such Class A Common Stock to the holders of record of Allergan Common Stock on February 17, 1998 (the "Distribution").

ITEM 4.   PURPOSE OF THE TRANSACTION

          (a)-(c) As further described in Item 3 above and Item 6 below, the Reporting Person, as a result of the exercise of the Purchase Option and the rights conferred upon the Reporting Person under the Restated Certificate, beneficially owns 100% of the Issuer's issued and outstanding shares of Class A Common Stock, all of


                              (Page 4 of 12 pages)
          which the Reporting Person has the right to acquire within 60 days of March 9, 2001. Transfer of title to all of the issued and outstanding shares of Class A Common Stock will be deemed to occur automatically on the Closing Date, and, thereafter, the Issuer will be entitled to treat the Reporting Person as the sole holder of all of the issued and outstanding shares of its Class A Common Stock, notwithstanding the failure of any holder of Class A Common Stock to tender the certificates representing such shares to the Payment Agent, whether or not such tender is required or requested by the Payment Agent. As a result, as of the Closing Date, the separate existence of the Issuer will cease and the Issuer will become a wholly-owned subsidiary of the Reporting Person. In addition, immediately following the Closing Date, the shares of Class A Common Stock of the Issuer will cease to be equity securities of a class which is registered pursuant to Section 12 of the Securities Act of 1933, as amended (the "Securities Act").

          (d) The Restated Certificate provides that, from and after the Notice Date, (i) the holders of Class B Common Stock are entitled to remove directors of the Issuer with or without cause; and (ii) the holders of the Class B Common Stock have the sole right to elect the directors of the Issuer. In addition, the Restated Certificate provides that no new directorships created as a result of any increase in the size of the Board of Directors from and after the Notice Date will be filled other than by the holders of the Class B Common Stock. The Reporting Person is the sole holder of Class B Common Stock. The foregoing summary is qualified in its entirety by reference to the copy of the Restated Certificate filed as EXHIBIT 1 to this Scheduled 13D, and incorporated herein by referenced. The Reporting Person is entitled to remove existing directors of the Issuer and/or elect new directors of the Issuer either prior to or after the Closing Date. In addition, because the Reporting Person is entitled to remove and elect directors of the Issuer, the Reporting Person has the power to change the number or terms of directors of the Issuer as set forth in the Issuer's Bylaws and the Restated Certificate and change the Issuer's management. The Reporting Person presently proposes to make the following changes to the board of directors and/or the management of the Issuer: retain Dr. Lester J. Kaplan as a director; replace Mr. William C. Shepherd, Dr. Alan J. Lewis and Dr. Marvin E. Rosenthale with Messrs. James M. Hindman and Douglas S. Ingram (although the Reporting Person reserves the right to develop plans or proposals to effect any other change in the present board of directors or management of the Issuer permitted by the Restated Certificate and the Issuer's Bylaws).

          (e) As further described in Item 3 above and in Item 4 (a)-(c) above, as a result of the exercise of the Purchase Option by the Reporting Person in accordance with the Restated Certificate, the present capitalization of the Issuer will materially change as of the Closing Date. As of the Closing Date, the separate existence of the Issuer will cease and the Issuer will become a wholly-owned subsidiary of the Reporting Person. In addition, immediately following the Closing Date, the shares of Class A Common Stock of the Issuer will cease to be


                              (Page 5 of 12 pages)
          equity securities of a class which is registered pursuant to Section 12 of the Securities Act.

          (f) As further described in Item 3 above and in Item 4 (a)-(e) above, as a result of the exercise of the Purchase Option by the Reporting Person in accordance with the Restated Certificate, the corporate structure and business of the Issuer may materially change as of the Notice Date and will materially change as of the Closing Date. In addition, as described in Item 4(a)-(c) above, on or after the Closing Date, the Reporting Person may elect to transfer all or substantially all of the assets of the Issuer to the Reporting Person or an affiliate of the Reporting Person. In addition, the present board of directors or management of the Issuer may materially change.

          (g) As further described in Item 3 above and in Item 4 (a)-(f) above, the Issuer's charter, bylaws and instruments corresponding thereto may change as of the Notice Date, although the Reporting Person has no present intent to effect any such change. Such changes, as well as other changes to the Issuer's capitalization (including, but not limited to, the transfer of all outstanding shares of Class A Common Stock to the Reporting Person on the Closing Date, the delisting of the Issuer's Class A Common Stock from the Nasdaq National Market as described in Item 4(h) below immediately following the Closing Date, and the termination of registration of the Issuer's Class A Common Stock as described in Item 4(i) below) will impede the acquisition of control of the Issuer by any person.

          (h) As further described in Item 3 above and in Item 4 (a)-(c) above, upon or promptly following the closing of the exercise of the Purchase Option, the Issuer's Class A Common Stock will be delisted from the Nasdaq National Market, where it is currently traded under the symbol "ASTI."

          (i) As further described in Item 3 above and in Item 4 (a)-(c) above, on the Closing Date, the Issuer's Class A Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"). As of the Closing Date, the Reporting Person will be the sole holder of record of Class A Common Stock. Furthermore, the Reporting Person intends to cause the Issuer to file with the Securities and Exchange Commission a Certification and Notice of Termination of Registration under Section 12(g) of the Act on Form 15 on or immediately following the Closing Date.

          (j) Other than as described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in items 4(a)-(i) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals). As noted in Item 3 above, to the Reporting Person's knowledge, each executive officer and director of the Reporting Person acquired his or her respective beneficial interest in the Issuer's Class A Common Stock in connection with the Distribution. To the Reporting Person's knowledge,


                              (Page 6 of 12 pages)
          none of its executive officers or directors have any plans that relate to or would result in any of the actions set forth in Item 4(a)-(i).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) As a result of the exercise of the Purchase Option by the Reporting Person and the rights conferred upon the Reporting Person under the Restated Certificate, the Reporting Person beneficially owns 3,272,690 shares of Class A Common Stock, which amount represents 100% of the Issuer's issued and outstanding shares of Class A Common Stock, and all of which the Reporting Person has the right to acquire within 60 days of March 9, 2001. Other than the voting rights to which the Reporting Person is entitled under the Restated Certificate (which rights include, among other rights, from and after the Notice Date, the right to remove directors of the Issuer with or without cause and the right to elect directors of the Issuer as described in Item 4(d) above), the Reporting Person does not have sole or shared power to vote or direct the vote of such shares. Other than the rights granted to the Reporting Person under the Restated Certificate to exercise the Purchase Option to purchase all of the issued and outstanding shares of Class A Common Stock on the Closing Date, the Reporting Person does not have the sole or shared power to direct the disposition of such shares of Class A Common Stock. On and after the Closing Date, the Reporting Person will have the sole power to vote, or direct the vote of such shares of Class A Common Stock and will have the sole power to direct the disposition of such shares of Class A Common Stock.

          Information regarding the beneficial ownership of each of the executive officers and directors of the Reporting Person is described in SCHEDULE B.

          (c) Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in the Issuer's Class A Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in SCHEDULE A has effected any transaction in the Issuer's Class A Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          As further described in Items 3 and 4 above, pursuant to the Restated Certificate, the Reporting Person has the right to exercise the Purchase Option and has delivered notice to the Issuer of its intention to exercise such right to purchase all, but not less than all, of the issued and outstanding Class A Common Stock. In addition, the Reporting Person is the sole holder of all issued and outstanding shares of the Issuer's Class B Common Stock. The Restated Certificate sets forth


                              (Page 7 of 12 pages)
          the rights, preferences and privileges of the Class B Common Stock. The Restated Certificate provides that the Issuer shall not, without the affirmative vote of the holders of a majority of the issued and outstanding shares of Class B Common Stock, voting separately and as a class, (i) alter or change the powers, designations, preferences and relative, participating, optional or other special rights granted to, or the qualifications, limitations and restrictions imposed upon, the Class A Common Stock or the Class B Common Stock, (ii) alter or change Article FOURTH of the Restated Certificate or any of Articles FIFTH, SIXTH or SEVENTH of the Restated Certificate, or otherwise make any amendment to the Restated Certificate that would alter the rights of the holders of the Class B Common Stock, (iii) authorize the creation or issuance of any additional class or series of stock, (iv) undertake the voluntary dissolution, liquidation or winding up of the Issuer,
          (v) merge or consolidate the Issuer with or into any other corporation or entity, (vi) sell, lease, exchange, transfer or otherwise dispose of any substantial asset of the Issuer or (vii) alter the bylaws of the Issuer in a manner described in the last sentence of Article EIGHTH of the Restated Certificate. The Restated Certificate further provides that from and after the Notice Date, (i) the holders of Class B Common Stock are entitled to remove directors of the Issuer with or without cause; and (ii) the holders of the Class B Common Stock have the sole right to elect the directors of the Issuer. In addition, the Restated Certificate provides that no new directorships created as a result of any increase in the size of the Board of Directors from and after the Notice Date will be filled other than by the holders of the Class B Common Stock. The foregoing summary of certain of the rights preferences and privileges of the Class B Common Stock and the respective holders thereof is qualified in its entirety by the reference to the copy of the Restated Certificate filed as EXHIBIT 1 to this Schedule 13D, and incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The following documents are filed as Exhibits:

          1. Issuer's Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1998).


                              (Page 8 of 12 pages)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: April 24, 2001


                                    ALLERGAN, INC.,
                                    a Delaware corporation


                                    By: /s/ DOUGLAS S. INGRAM
                                        ---------------------------------------
                                        Douglas S. Ingram
                                        Senior Vice President
                                        General Counsel and Assistant Secretary


                              (Page 9 of 12 pages)

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                OF ALLERGAN, INC.


NAME AND BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION OR EMPLOYMENT

David E. I. Pyott                                            President and Chief Executive Officer
2525 Dupont Drive
Irvine, CA  92612

F. Michael Ball                                              Corporate Vice President and President,
2525 Dupont Drive                                            North American Region and
Irvine, CA  92612                                            Global Eye Rx Business

Eric K. Brandt                                               Corporate Vice President, Chief Financial Officer and
2525 Dupont Drive                                            President, Global Consumer Eye Care Business
Irvine, CA  92612

David A. Fellows                                             Corporate Vice President and President,
2525 Dupont Drive                                            Asia Pacific Region
Irvine, CA  92612

Lester J. Kaplan, Ph.D.                                      Corporate Vice President and  President,
2525 Dupont Drive                                            Research & Development and
Irvine, CA  92612                                            Global BOTOX(R)

George M. Lasezkay, Pharm.D., J.D.                           Corporate Vice President,
2525 Dupont Drive                                            Corporate Development
Irvine, CA  92612

Nelson R. A. Marques                                         Corporate Vice President and President,
2525 Dupont Drive                                            Latin American Region
Irvine, CA  92612

James V. Mazzo                                               Corporate Vice President and President,
2525 Dupont Drive                                            Europe/Africa/Middle East Region and
Irvine, CA  92612                                            Global Surgical Business

Jacqueline Schiavo                                           Corporate Vice President,
2525 Dupont Drive                                            Worldwide Operations
Irvine, CA  92612


                              (Page 10 of 12 pages)

NAME AND BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION OR EMPLOYMENT

Francis R. Tunney, Jr.                                       Corporate Vice President - Administration, and Secretary
2525 Dupont Drive
Irvine, CA  92612

Herbert W. Boyer, Ph.D.                                      Chairman of the Board of Allergan.  Consultant to
2525 Dupont Drive                                            Genentech, Inc., a biotechnology company.
Irvine, CA  92612

Ronald M. Cresswell, Hon. D.Sc., F.R.S.E.                    Director of Allergan.
2525 Dupont Drive
Irvine, CA  92612

Handel E. Evans                                              Director of Allergan.  Independent Consultant providing
2525 Dupont Drive                                            services principally to the pharmaceutical industry and
Irvine, CA  92612                                            Chairman of Equity Growth Research Ltd.


Michael R. Gallagher                                         Director of Allergan.  Chief Executive Officer of
2525 Dupont Drive                                            Playtex Products, Inc., a personal care and consumer
Irvine, CA  92612                                            products manufacturer.

William R. Grant                                             Director of Allergan.  Chairman of Galen Associates,
2525 Dupont Drive                                            Inc., a venture capital firm in the health care
Irvine, CA  92612                                            industry.

Gavin S. Herbert                                             Director of Allergan.  Chairman Emeritus of Allergan.
2525 Dupont Drive
Irvine, CA  92612

Karen R. Osar                                                Director of Allergan.  Senior Vice President and Chief
2525 Dupont Drive                                            Financial Officer of Westvaco Corporation, a producer
Irvine, CA  92612                                            of packaging, paper and specialty chemicals.

Louis T. Rosso                                               Director of Allergan.  Chairman Emeritus of Beckman
2525 Dupont Drive                                            Coulter, Inc., a manufacturer of laboratory
Irvine, CA  92612                                            INSTRUMENTS.

Leonard D. Schaeffer                                         Director of Allergan.  Chairman of the Board of Blue
2525 Dupont Drive                                            Cross of California, a health insurance organization,
Irvine, CA  92612                                            and Chairman and Chief Executive Officer of Wellpoint
                                                             Health Networks, Inc., a health insurance organization.

Anthony H. Wild, Ph.D.                                       Director of Allergan.  Founding Partner and Chief
2525 Dupont Drive                                            Executive Officer of MedPointe Capital Partners, LLC, a
Irvine, CA  92612                                            specialty pharmaceutical private equity firm.


                              (Page 11 of 12 pages)

                                   SCHEDULE B

        BENFICIAL OWNERSHIP OF ISSUER'S CLASS A COMMON STOCK BY EXECUTIVE OFFICERS AND DIRECTORS OF ALLERGAN, INC.


         The following table sets forth certain information regarding the ownership of the Issuer's Class A Common Stock as of March 9, 2001 by each executive officer and director of Allergan, Inc.:

              BENEFICIAL OWNER                                                 BENEFICIAL OWNERSHIP[(1)]
              ----------------                                                 --------------------------
                                                                               NUMBER OF       PERCENT OF
                                                                                 SHARES          TOTAL
                                                                               ---------       ----------

              David E. I. Pyott.........................................            500              *
              F. Michael Ball...........................................             20              *
              Eric K. Brandt............................................              0              *
              David A. Fellows..........................................             88              *
              Lester J. Kaplan, Ph.D....................................            579              *
              George M. Lasezkay, Pharm.D., J.D.........................              0              *
              Nelson R. A. Marques......................................              0              *
              James V. Mazzo............................................              1              *
              Jacqueline Schiavo........................................            127              *
              Francis R. Tunney, Jr.....................................            304              *
              Herbert W. Boyer, Ph.D....................................            165              *
              Ronald M. Cresswell, Hon. D.Sc., F.R.S.E..................              0              *
              Handel E. Evans...........................................            101              *
              Michael R. Gallagher......................................              0              *
              William R. Grant..........................................            200              *
              Gavin S. Herbert..........................................              0              *
              Karen R. Osar.............................................              0              *
              Louis T. Rosso............................................             96              *
              Leonard D. Schaeffer......................................             60              *
              Anthony H. Wild, Ph.D.....................................              0              *
                                                                                  -----            ---
              All executive officer and directors as a group (20 persons)         2,241

-------------

* Less than one percent

(1) Includes beneficial ownership of the following numbers of shares that may be acquired within 60 days of March 9, 2001:



                              (Page 12 of 12 pages)